We Will Never Forget.

September 11, 2001.

In sorrow we mourn
for those lost.

In gratitude we embrace
those around us.

In sympathy we reach
out to those who grieve.

WILSON
Bank & Trust

2001 ANNUAL REPORT

ONE NATION UNDER GOD, STANDING TOGETHER FOR ALL THE WORLD TO SEE.


Welcome to
SPRINGfest
WILSON
Bank & Trust
MEMBER FDIC
WWW.WILSONBANK.COM
FINANCIAL NEEDS
UNDER ONE ROOF

Your town. Your neighborhood. Your bank.

WE ARE PART OF THE COMMUNITY. We grew up here. Independent & Homeowned. Committed to remain NOT FOR SALE. Serving friends who have made Wilson Bank & Trust their hometown bank for more than 14 years. That's why we sponsor events and partner with organizations that make our community a better place to live. The way we always have. The way we always will.

Mission Statement

The mission of Wilson Bank Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer **banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide proper return on assets. Great things happen when shareholders, directors, management, and employees work together as a team.**

For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

2001 Annual Report

Table of Contents

WILSON
BANK HOLDING CO.
Home Owned

These numbers were important in 2001:

Return On Average Assets **1.14%**

Return On Average Equity **15.70%**

Basic Earnings Per Share **$3.26**

Increase In Assets **10.89%**

Book Value Per Share **$22.38**

The Five-Year Trend


Growth In Assets
$351,709
$431,975
$495,218
$602,218
$667,804
1997 1998 1999 2000 2001


Growth In Net Income
$3,664
$4,504
$4,902
$5,633
$6,651
1997 1998 1999 2000 2001


Book Value
$13.22
$15.26
$16.43
$19.31
$22.38
1997 1998 1999 2000 2001

Member FDIC

EQUAL HOUSING LENDER

Visit us on the internet at:
www.wilsonbank.com

Local Board of Directors



Standing Left to Right - Harold Patton, James Anthony Patton, Jimmy Comer, Marshall Griffith, Jack Bell, Charles Bell, Elmer Richerson, Mackey Bentley
Seated Left to Right - Jerry Franklin, Bob VanHooser, Randall Clemons, John R. Trice, John Freeman.

Charles Bell
Horn Springs Angus Farm

Jack Bell
Jack W. Bell Builders, Inc.

Mackey Bentley
Bentley's Electric
Chairman of Bank

Randall Clemons
President, CEO
Bank & Holding Company

Jimmy Comer
Farmer/Businessman

Jerry Franklin
Ponderosa Family Steakhouse

John Freeman
Retired Businessman

Marshall Griffith
Evergreen Company

Harold Patton
Retired Businessman

James Anthony Patton
Container Service, Inc.

Elmer Richerson
Executive Vice President
Bank & Holding Company

John R. Trice
Businessman/Farmer
Chairman - Holding Company

Bob VanHooser
Retired Banker

To Our Shareholders



The year of 2001 brought continued growth in assets and profits despite being a year of tragedy. Our bank holding company increased its total assets by $65 million bringing them to $667 million. Our profits grew beyond our projections to $6.6 million increasing over $1.0 million dollars during 2001. The book value of the stock climbed $3.07 per share with a return on equity of 15.7%. Dividends equal to 29.14% of earnings were paid to our shareholders. Over 90.8% of the dividends paid were reinvested in the company's stock.

As we became the ***"Official Bank"*** of the Nashville Superspeedway, we were able to promote the bank in ways we never expected. In 2002 we plan to utilize this association to even greater heights.

Our focus on professional, hometown banking remains ***"top"*** priority in our service to Wilson, DeKalb, Smith, Trousdale and Davidson counties. We were also voted the ***"Best Bank"*** in Wilson and DeKalb Counties during 2001. Our market share of business continues to grow as we reached 40.9% in Wilson County and 28.3% in DeKalb County making us the leader in both counties. We are also experiencing strong growth in Smith, Trousdale and Davidson counties.

As tragedy hit our nation on September 11th, Wilson Bank experienced an additional misfortune on September 28th when Senior Vice President Mike Baker was killed in an automobile accident. We deeply appreciate the tremendous support that has been shown to his family and our bank. The adjacent page is dedicated to his memory.

Our continual goal is to maintain a strong, long-range plan to remain an independent bank dedicated to ***"hometown"*** professional banking in every market we serve. As a committed team, our directors, management and employees are dedicated to making Wilson Bank Holding Company the very best possible as we strive to remain one of the top banks in Tennessee.

Sincerely,

Randall Clemons

Randall Clemons
President/CEO

Elmer Richerson

Elmer Richerson
Executive Vice President

In Memory









MIKE BAKER

April 15, 1961- September 28, 2001



Our Wilson Bank & Trust family and the community were saddened by the death of Mike Baker on Friday, September 28, 2001.



Mike was a friend to everyone and he will be greatly missed by all who knew him. He had a big heart and always wore a big smile. Mike had a way of making you feel like you were the most special person he knew. He was always willing to go the extra mile to help those in need.



Mike was very involved in his community and served as a member of several organizations and was an active member of Immanuel Baptist Church.

Mike was totally dedicated to his family, God, church, community, customers and this bank.




WILSON
Bank & Trust
OFFICIAL BANK
OF THE...
NASHVILLE


MIKE BAKER

Executive Management Team /Senior Officers



Seated, left to right: Lisa Sorrell, Senior Vice President/ CFO; Elmer Richerson, Executive Vice President; Randall Clemons, President/CEO; Becky Taylor, Senior Vice President/ Trust Officer.
Standing, left to right: Larry Squires, Senior Vice President/Investments; Gary Whitaker, Senior Vice President/Loans.



First row, left to right: Lisa Sorrell, Senior Vice President/ CFO; Elmer Richerson, Executive Vice President; Randall Clemons, President/ CEO; Becky Taylor, Senior Vice President/ Trust Officer; Gary Whitaker, Senior Vice President/ Loans.
Second row, left to right: Tom Hines, Assistant Vice President/ Baddour Pkwy. Office Manager; Carolyn Swain, Assistant Vice President/ Gladeville Office Manager; Paula Evans, Assistant Vice President/ Senior Compliance Officer; Lynne Agee, Vice President/ Mortgage Loans; Katha Wrye, Assistant Vice President/ Tennessee Blvd. Office Manager; Billie Sue Agee, Vice President/ Assistant Mt. Juliet Office Manager; Maliea Oakley, Vice President/ Main Office Manager; Christy Norton, Vice President/ Branch Operations; Tiffy Tucker, Assistant Vice President/ Marketing; Larry Squires, Senior Vice President/ Investments.
Third row, left to right: Doug Gold, Assistant Vice President/ Hermitage Office Manager; Glen Haynes, Divisional President/ Trousdale Bank & Trust; Gary Morse, Assistant Vice President/ Wal-Mart Office Manager; Ken Dill, Vice President/ Consumer Loan Officer; Bernie Christian, Assistant Vice President/ Castle Heights Office Manager; Sue Ann Bragg, Assistant Vice President/ Personnel.
Fourth row, left to right: Clark Oakley, Assistant Vice President/ Watertown Office Manager; Steve Holt, Vice President/ Information Systems; Rick Spruill, Assistant Vice President/ Internal Auditor; John McDearman, Vice President/ Commercial Loan Officer.

Officers



First row, left to right: Charlene Baker, Personal Banker Officer; Amelia Vance, Mortgage Loan Officer; Veronica Babcock, Investment Officer; Tiffanie Littlefield, Loan Officer; Stephanie Ruckman, Training Coordinator.
Second row, left to right: Audrey Joyner, CIF Officer; Juanita Levis, Mortgage Loan Officer; Jody Hill, Assistant Hermitage Office Manager; Kay Johnson, Bookkeeping Services Officer; Shirley Carlile, Personal Banker Officer; Sue Barnes, Customer Service Officer/ Head Teller; Robert Huttchson, Maintenance Director.
Third row, left to right: Jeff Vaught, Collections Officer; Dana Jones, Assistant Vice President/Loan Service Officer; Debbie Callis, Information Systems Officer; Darlene Hawks, Customer Service Officer/ Assistant Head Teller; Scott Jasper, Assistant Vice President/Loan and Collections Officer.



First row, left to right: Stephen Ford, Loan Officer; Kathy Hesson, Assistant Baddour Pkwy. Office Manager; Dale Dies, Vice President- Trousdale Bank & Trust; Lisa Beal, Personal Banker Officer; John Foster, Assistant Gladeville Office Manager.
Second row, left to right: Alyson Atchley, Loan Officer; Sherry Escobar, Assistant Wal-Mart Office Manager; Brenda Eubanks, Senior Floater; Laura Martin, Assistant Castle Heights Office Manager; Darlene Dickens, Personal Banker Officer; Jenny Middleton, Mortgage Loan Officer; Marilyn Carr, Assistant Tennessee Blvd. Office Manager.
Third row, left to right: Rick Cate, Collections Officer; Charlie Stiles, Collections Officer; Glenn Cross, Electronic Banking Officer; Nathan Walker, Consumer Loan Officer; Lona Beckwith, Loan Review Officer; Gary Smith, Loan Officer.

Not pictured: Bessie Hearn, Assistant Watertown Office Manager; Sherry Payne, Overdraft Collection Officer; Norma Walker, Mortgage Loan Officer/ Underwriter; Jim Whatley, Investment Officer.



TROUSDALE Bank & Trust

Office of Wilson Bank & Trust
Lebanon, TN

Trousdale Bank & Trust Advisory Board

Ron Moreland
Jerry Helm
Mark Beeler
Sandy Ford
Kenny Linville
Mike Cornwell
Glen Haynes
Dale Dies

Wilson Bank & Trust Community Council

Lebanon

Mike Flanagan
Richard Macon
Clayton Gray
Bill Willis
Jimmie Harper
Kathy Haskins
Ken Scott
Gary West
Gwynn Lanius
J.C. Hellum
Lane Martin
Margaret Jones
Ronnie Kelley
Harold Edwards
Sue Comer
Dr. Tom Roberson

Watertown

Mike Jennings
Randall Keith
Brent Bain
B.D. Kane
Myra Malone
Kim Vastola

Gladeville

Paul Gentry
Lon Mires
Dwight Norrod
Joe Creswell
Marilyn Williams
Carole Towns
Carrie Lannom

Mt. Juliet

Chuck Custer
Brenda Moss
James Page
Bob Jones
John Gwin
Steve Garr
J.B. Copeland
Harold Sutton
Sheila Luckett
Judy Hughes
Mac McCluskey
Marlene Denson

Hermitage Community Board

Frank Batson
Don Bass
Doug Raines
Brad Upchurch
Jody Hill
Don Henderson
Mike Primm
Doug Gold
George Thomas
(not pictured)



Holding Company Banks

DeKalb Community Bank

Smithville & Alexandria Offices

DeKalb Community Bank Board of Directors

Bryna Ashford
Gentry Barnes, President
Jack Bell
Philip Cantrell, Chairman
Randall Clemons, CEO
W. Michael Corley
Eddie Evins, Emeritus
Mike Foster
Deloy Kirby
Larry Knowles
Jeff McMillen
John Trice
Bob VanHooser



New Addition
Grand Opening
December 9, 2001


DEKALB COMMUNITY BANK

Community Bank of Smith County


COMMUNITY BANK OF SMITH COUNTY

Carthage Office

Community Bank of Smith County Board of Directors

Charles Bell
Randall Clemons, CEO
Jimmy Comer
Phyllis Eckel
Charlie Bob Hughes
Ben Lynch
Jimmy Owen
Donny Kemp
Richard Rutherford, MD
Joe Vance, President
Steve Wilmore, Chairman

2001 Financial Reports and Management's Discussion

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information *As Of December 31,*				
	2001	2000	1999	1998	1997
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$667,804	602,218	495,218	431,975	351,709
Loans, net	$489,277	427,764	354,758	292,686	237,666
Securities	$ 98,561	91,064	83,780	73,588	61,497
Deposits	$602,576	543,583	447,792	389,105	316,641
Stockholders' equity	$ 45,971	38,735	32,250	29,265	24,817

CONSOLIDATED STATEMENTS OF EARNINGS:	Years Ended December 31				
	2001	2000	1999	1998	1997
Interest income	$ 47,883	42,426	35,193	30,950	25,141
Interest expense	25,633	22,860	17,457	16,003	12,675
Net interest income	22,250	19,566	17,736	14,947	12,466
Provision for possible loan losses	1,976	1,417	1,103	1,010	828
Net interest income after provision for possible loan losses	20,274	18,149	16,633	13,937	11,638
Non-interest income	7,732	5,752	4,350	4,200	3,410
Non-interest expense	17,314	14,871	13,265	11,376	9,618
Earnings before income taxes	10,692	9,030	7,718	6,761	5,430
Income taxes	4,041	3,397	2,816	2,257	1,766
Net earnings	$ 6,651	5,633	4,902	4,504	3,664
Minority interest in net earnings of subsidiaries	$ 587	460	271	131	20
Cash dividends declared	$ 1,920	1,579	1,447	1,203	1,039
PER SHARE DATA: (1)					
Basic earnings per common share	$ 3.26	2.83	2.52	2.37	1.97
Diluted earnings per common share	$ 3.26	2.83	2.52	2.37	1.97
Cash dividends	$ 0.95	0.80	0.75	0.64	0.56
Book value	$ 22.38	19.31	16.43	15.26	13.22
RATIOS:					
Return on average stockholders' equity	15.70 %	16.39 %	16.04 %	16.72 %	16.02 %
Return on average assets (2)	1.14 %	1.14 %	1.12 %	1.18 %	1.17 %
Capital to assets (3)	7.61 %	7.13 %	7.25 %	7.61 %	8.04 %
Dividends declared per share as percentage of basic earnings per share	29.14 %	28.27 %	29.76 %	27.00 %	28.43 %

(1) Per share data has been retroactively adjusted to reflect a 4 for 3 stock split which occurred effective September 30, 1999.

(2) Includes minority interest earnings of consolidated subsidiaries in numerator.

(3) Includes minority interest of consolidated subsidiaries in numerator.

General

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Company's market area, (iii) rapid fluctuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) changes in the legislative and regulatory environment, (vi) inadequate allowance for loan losses, and (vii) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust, a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

During 1996, the Company and other organizers consisting primarily of residents of DeKalb and Smith Counties, Tennessee formed DeKalb Community Bank and Community Bank of Smith County. The Company acquired 50% of the common stock of each bank. Each of the banks were capitalized with $3,500,000; and accordingly, the Company's initial investment in each bank was $1,750,000. Each of the banks have a dividend reinvestment plan whereby the stockholders are given the opportunity to reinvest all or a portion of their dividends in the bank's stock. The Company reinvests its dividends in the amount necessary to maintain a 50% ownership. DeKalb Community Bank and Community Bank of Smith County are accounted for as consolidated subsidiaries of the Company and their accounts are included in the consolidated financial statements. The equity and earnings applicable to the minority stockholders are shown as minority interest in the consolidated financial statements.

The Company's three subsidiary banks are community banks headquartered in Lebanon, Smithville and Carthage, Tennessee, respectively, serving Wilson County, DeKalb County, Smith County, Trousdale County, and the eastern part of Davidson County, Tennessee as their primary market areas. The subsidiary banks have thirteen locations including their three main offices. Davidson, DeKalb, Smith and Trousdale Counties adjoin Wilson County. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. The banks offer a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services and an investment center which offers a full line of investment services to its customers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and must be read in conjunction with such consolidated financial statements.

Results of Operations

Net earnings for the year ended December 31, 2001 were $6,651,000, an increase of $1,018,000, or 18.1%, over 2000. Net earnings for the year ended December 31, 2000 were $5,633,000, an increase of $731,000, or 14.9%, over 1999. On a per share basis, net income equaled $3.26 in 2001, compared with $2.83 in 2000 and $2.52 in 1999.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2001 was $47,883,000 compared with $42,426,000 in 2000 and $35,193,000 in 1999. The increase in total interest income in 2001 was primarily due to a $103.0 million or 20.6% increase in average earning assets over 2000. Average earning assets increased $68.4 million from December 31, 1999 to December 31, 2000. The average interest rate earned on earning assets was 8.03% in 2001 compared with 8.59% in 2000 and 8.27% in 1999.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on nonaccrual loans totaled $12,000 in 2001, compared with $17,000 in 2000 and $8,000 in 1999.

Total interest expense for 2001 was $25,633,000, an increase of $2,773,000, or 12.1%, compared to total interest expense of $22,860,000 in 2000. The increase in total interest expense was due to an increase in average interest bearing deposits of approximately $86,205,000, offset by a decrease in the weighted average cost of funds from 4.67% to 4.39%. Interest expense increased from $17,457,000 in 1999 to $22,860,000 in 2000 or an increase of $5,403,000 or 31.0%. The increase in 2000 was due to a $59,546,000 increase in average interest bearing deposits and an increase in the weighted average cost of funds from 4.11% to 4.67%.

Net interest income for 2001 totaled $22,250,000 as compared to $19,566,000 and $17,736,000 in 2000 and 1999, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), decreased to 3.64% from 3.92% in 2000. The net interest spread was 4.16% in 1999. The net interest yield, which is net interest income expressed as a percentage of average earning assets, decreased to 3.77% for 2001 compared to 4.01% in 2000 and 4.22% in 1999. Interest rates decreased in 2001 as a result of the Federal Reserve Bank's decision to lower the discount rate to stimulate the economy. The Company believes that interest rates will stabilize in 2002. The Company is in a position to reprice its liabilities faster than the assets are repricing. However, due to the very low interest rate environment, the Company may have to pay more for deposits to compete with the customers' other investment opportunities. Management also believes that growth in 2002 will approximate the growth experienced in 2001. A significant increase in interest rates could have an adverse impact on net interest yields and earnings.

Provision for Possible Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2001 provision for loan losses was $1,976,000, an increase of $559,000 from the provision of $1,417,000 in 2000. The increase in the provision was primarily a result of increases in loans and general economic conditions. The provision for loan losses was $1,103,000 in 1999. Net charge-offs increased to $1,012,000 in 2001 from $739,000 in 2000. Net charge-offs in 1999 totaled $500,000. The ratio of net charge-offs to average total outstanding loans in 2001 was .22% and in 2000 was .19% and in 1999 was .15%. The provision for loan losses in 2001 exceeded net charge-offs by $964,000 compared to $678,000 in 2000 and $603,000 in 1999. Charge-offs increased due to the general economic conditions.

The provision for loan losses raised the allowance for possible loan losses (net of charge-offs and recoveries) to $5,489,000 at December 31, 2001 from $4,525,000 and $3,847,000 at December 31, 2000 and 1999, respectively. This represents a 21.3% increase in the allowance at December 31, 2001 over December 31, 2000 as compared to a 14.4% increase in total loans. The allowance for possible loan losses was 1.11% of total loans outstanding at December 31, 2001 compared to 1.05% at December 31, 2000 and 1.07% at December 31, 1999. Additionally, as a percentage of nonperforming loans at year end 2001, 2000 and 1999, the allowance for possible loan losses represented 725%, 1,160% and 760%, respectively.

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. Management believes the allowance for possible loan losses at December 31, 2001 to be adequate.

Non-Interest Income

The components of the Company's non-interest income include service charges on deposit accounts, other fees, gains on sales of loans, gains on sales of fixed assets and other income. Total non-interest income for

2001 was $7,732,000 compared with $5,752,000 in 2000 and $4,350,000 in 1999. The 34.4% increase over 2000 was primarily due to increases in the volume of service charges on deposit accounts (which increased $775,000), other fees (which increased $736,000) and gains on sales of loans (which increased $466,000). Management intends to continue to aggressively market the services of the trust department; however, trust income is not expected to have a material impact on earnings in the immediate future. The Company has entered into a commission participation arrangement with a local insurance agency to sell insurance products. Management does not anticipate that this arrangement will materially impact 2002 non-interest income.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses, loss on sales of other real estate, FDIC insurance, Directors' fees and other operating expenses. Total non-interest expenses for 2001 increased 16.4% to $17,314,000 from $14,871,000 in 2000. The 2000 non-interest expense was up 12.1% over non-interest expense in 1999 which totaled $13,265,000. The increases in non-interest expenses in 2001 resulted primarily from increases in employee salaries and related benefits. This increase was principally due to an increase in the number of employees necessary to support the Company's expanded operations. Other operating expenses increased to $4,790,000 in 2001 from $3,719,000 in 2000. These expenses included data processing, supplies and general operating expenses, which increased as a result of continued growth of the Company.

Income Taxes

The Company's income tax expense was $4,041,000 for 2001 an increase of $744,000 from $3,397,000 from 2000. The percentage of income tax expense to earnings before taxes increased to 37.8% in 2001 from 37.6% in 2000. The percentage was 36.5% in 1999. The percentage for 2001 as compared to 2000 increased primarily as a result of a decrease in the percentage of interest income exempt from Federal income taxes to earnings before taxes from 9.2% in 2000 to 7.9% in 2001. The increase from 1999 to 2000 is also due to a decrease in the percentage of interest income exempt from Federal income taxes from 10.8% in 1999 to 9.2% in 2000. Management continues to evaluate the increases in the effective income tax rate and believes that the after tax yields on taxable securities are generally higher than the yields presently available on non-taxable securities.

Financial Condition

Balance Sheet Summary. The Company's total assets increased $65,586,000 or 10.9% to $667,804,000 at December 31, 2001, after increasing 21.6% in 2000 to $602,218,000 at December 31, 2000. Loans, net of allowance for possible loan losses, totaled $489,277,000 at December 31, 2001, a 14.4% increase compared to December 31, 2000. Investment securities increased in 2001, primarily as a result of increased deposits. At year end 2001 securities totaled $98,561,000, an increase of 8.2% from $91,064,000 at December 31, 2000. The increase in securities in 2001 includes a $1,287,000 increase in unrealized gains and losses on securities available-for-sale.

Total liabilities increased $58,350,000 at December 31, 2001 to $621,833,000 compared to $563,483,000 at December 31, 2000. This increase was composed primarily of the $58,993,000 increase in total deposits to $602,576,000 (a 10.9% increase). Securities sold under repurchase agreements decreased to $8,551,000 from $9,710,000 at the respective year ends 2001 and 2000. Advances from the Federal Home Loan Bank decreased from $1,857,000 at December 31, 2000 to $1,370,000 at December 31, 2001.

Stockholders' equity increased $7,236,000 or 18.7% due to net earnings and sales of stock pursuant to the Company's Dividend Reinvestment Plan, net of dividends paid on the Company's common stock. The increase includes a $724,000 increase in unrealized gains and losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

Loans:

Loan categories are as follows:

	2001			2000		
(In Thousands)		AMOUNT	PERCENTAGE		AMOUNT	PERCENTAGE
Commercial, financial and agricultural	$	190,700	38.5%	$	157,254	36.4%
Installment		50,741	10.3		48,198	11.1
Real estate - mortgage		228,316	46.1		195,480	45.2
Real estate - construction		25,044	5.1		31,531	7.3
TOTAL	$	494,801	100.0%	$	432,463	100.0%

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, increased 14.4% as of year end 2001. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2001 and 2000.

As represented in the table, primary loan growth was in real estate mortgage loans and commercial loans. Real estate mortgage loans increased 16.8% in 2001 and at December 31, 2001 comprised 46.1% of total loans compared to 45.2% of total loans at December 31, 2000. Management believes this increase was primarily due to the favorable interest rate environment and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Commercial loans increased 21.3% in 2001 and comprised 38.5% of the total loan portfolio at December 31, 2001, compared to 36.4% at December 31, 2000.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans, and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2001, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due, and renegotiated loans totaled $757,000 at December 31, 2001, an increase from $390,000 at December 31, 2000. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $169,000 at December 31, 2001 compared to $100,000 at December 31, 2000. Loans 90 days past due, as a component of non-performing loans, increased to $588,000 at December 31, 2001 from $290,000 at December 31, 2000. This increase is primarily a result of increases in installment loans and real estate mortgage and construction loans that are 90 days past due. The Company had no renegotiated loans, which would have been included in non-performing loans.

The Company also internally classifies loans about which management questions the borrower's ability to comply with the repayment terms of the loan agreement. These internally classified loans, inclusive of certain non-performing loans, totaled $3,153,000 at December 31, 2001 as compared to $1,271,000 at December 31, 2000. Of the internally classified loans at December 31, 2001, $2,441,000 are real estate related loans and $712,000 are various other types of loans. The internally classified loans as a percentage of the allowance for possible loan losses were 57.4% and 28.1%, respectively, at December 31, 2001 and 2000.

The allowance for possible loan losses is discussed under "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment (at December 31, 2001 no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans), as well as by identification of credit risks.

The Company's management believes there is a significant opportunity to continue to increase the loan portfolio in the Company's primary market area which was expanded in 1999 to include eastern Davidson County, Tennessee. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 75% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. This is reflected in the past two years when the Company's average loan to average deposit ratio was 80.7% and 82.4%, respectively. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio. The subsidiary banks sell loan participations to other banks within the consolidated group. The Company seeks to build a loan portfolio which is capable of adjusting to swings in the interest rate market, and it is the Company's policy to maintain a diverse loan portfolio not dependent on any particular market or industrial segment.

Securities

Securities increased 8.2% to $98,561,000 at year end 2001 from $91,064,000 at December 31, 2000, and comprised the second largest and other primary component of the Company's earning assets. The growth in the carrying value of securities for 2001 includes a $8,416,000 increase in market value of securities classified as available-for-sale. This increase followed a 8.7% securities portfolio increase from year end 1999 to 2000. The growth in securities resulted from continued deposit growth in excess of funds necessary to fund loan growth.

The primary increase in the Company's securities portfolio was in U.S. Treasury and other U.S. Government agencies which increased $8,093,000 or 11.3% in 2001. The average yield of the securities portfolio at December 31, 2001 was 5.64% with an average maturity of 5.33 years, as compared to an average yield of 6.86% and an average maturity of 6.75 years at December 31, 2000. Due to falling interest rates in 2001, payoffs in the securities portfolio increased. Management reinvested in lower yielding securities, with shorter maturities, which resulted in the decrease in both average yields and average maturities from 2000 to 2001.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The Company's classification of securities as of December 31, 2001 is as follows:

(In Thousands)	Held-To-Maturity		Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and Corporations	$ -	-	79,561	79,712
Obligations of states and political subdivisions	13,273	13,538	2,258	2,291
Mortgage-backed securities	2,857	2,849	423	428
	$ 16,130	16,387	82,242	82,431

No securities have been classified as trading securities.

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

Deposits

The increases in assets in 2001 and 2000 were funded primarily by increases in deposits. Total deposits, which are the principal source of funds for the Company, totaled $602,576,000 at December 31, 2001 compared to $543,583,000 and $447,792,000 at December 31, 2000 and 1999, respectively. The Company has targeted local consumers, professionals, and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County and Trousdale County areas are growing economic markets offering growth opportunities for the Company; however, the Company competes with several of the larger bank holding companies that have bank offices in these counties; and therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share will be maintained or expanded. Management believes that the acquisition of two of its primary competitors by larger bank holding companies during 1999 resulted in an expansion of the Company's market share in 2000 and 2001.

The $58,993,000, or 10.9%, growth in deposits in 2001 consisted of changes in several deposit categories: savings accounts increased $2,968,000 (10.7%) to $30,755,000, total certificates of deposit (including individual retirement accounts) increased $14,633,000 (4.6%) to $332,864,000, NOW accounts increased $7,880,000 (20.8%) to $45,774,000, money market accounts increased $25,620,000 (24.0%) to $132,115,000 and demand deposits increased $7,892,000 (14.8%) to $61,068,000.

The average rate paid on average total interest-bearing deposits was 4.9% for 2001, compared to 5.2% for 2000. The average rate paid in 1999 was 4.6%.

The ratio of average loans to average deposits was 80.7% in 2001 compared with 82.4% and 78.6% in 2000 and 1999, respectively.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense associated with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2001, the Company's liquid assets approximated $67.9 million.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term investments, loan payments and investment security maturities provide a secondary source.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

At December 31, 2001, the Company had a liability sensitive position (a negative gap) for 2002. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. The 2001 net earnings increased in the declining rate environment primarily due to a 20.6% growth in earning assets. The 2000 earnings deteriorated in the rising rate environment, and the 1999 earnings would have also deteriorated in a rising rate environment as compared with the fairly stable rate environment that existed during most of 1999.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2001:

Interest Rate Sensitivity Gaps December 31, 2001 *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 139,011	44,877	71,120	374,194	629,202
Interest-bearing liabilities	308,316	90,790	101,613	50,710	551,429
Interest-rate sensitivity gap	$ (169,305)	(45,913)	(30,493)	323,484	77,773
Cumulative gap	$ (169,305)	(215,218)	(245,711)	77,773	

At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in any material way.

Capital Position and Dividends

Capital. At December 31, 2001, total stockholders' equity was $45,971,000, or 6.9% of total assets, which compares with $38,735,000, or 6.4% of total assets at December 31, 2000, and $32,250,000, or 6.5% of total assets, at December 31, 1999. The dollar increase in stockholders' equity during 2001 reflects (i) the Company's net income of $6,651,000 less cash dividends of $.95 per share totaling $1,920,000, (ii) the issuance of 46,865 shares of common stock for $1,743,000 in lieu of payment of cash dividends, (iii) the issuance of 1,266 shares of common stock pursuant to exercise of stock options for $38,000 and (iv) the decrease in the net unrealized loss on available-for-sale securities of $724,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary banks. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which the Company and subsidiary banks have none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require the subsidiary banks and the Company to have a total risk-based capital ratio of 8.0%

and a Tier I risk-based capital ratio of 4.0%. At December 31, 2001 the Company's total risk-based capital ratio was 12.2% and its Tier I risk-based capital ratio was 11.0%, respectively, compared to ratios of 10.5% and 11.6%, respectively at December 31, 2000. The required Tier I leverage capital ratio (Tier I capital to average assets for the most recent quarter) for the Company is 4.0%. At December 31, 2001, the Company had a leverage ratio of 7.4% compared to 7.3% at December 31, 2000. Management believes it can adequately capitalize its growth for the next few years with earnings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2001.

	(Dollars in Thousands) Expected Maturity Date - Year Ending December 31,							Fair
	2002	2003	2004	2005	2006	Thereafter	Total	Value
Earning assets:								
Loans, net of unearned interest:								
Variable rate	$21,124	3,453	3,711	6,587	6,437	179,687	220,999	220,999
Average interest rate	6.53%	6.68%	6.54%	6.74%	6.74%	7.69%	7.55%	
Fixed rate	112,424	28,854	21,454	30,734	30,566	49,735	273,767	279,173
Average interest rate	7.77%	8.92%	8.96%	8.06%	8.06%	7.70%	8.03%	
Securities	3,424	5,225	13,363	23,550	6,592	46,407	98,561	98,818
Average interest rate	6.06%	4.60%	4.38%	4.88%	5.61%	6.27%	5.53%	
Loans held for sale	4,369	-	-	-	-	-	4,369	4,369
Average interest rate	4.66%	-	-	-	-	-	4.66%	
Federal funds sold	31,506	-	-	-	-	-	31,506	31,506
Average interest rate	3.89%	-	-	-	-	-	3.89%	
Interest-bearing deposits	475,389	39,698	23,220	1,325	1,570	306	541,508	546,240
Average interest rate	3.89%	5.83%	5.00%	6.59%	5.74%	4.38%	4.07%	
Short-term borrowings	8,551	-	-	-	-	-	8,551	8,551
Average interest rate	3.40%	-	-	-	-	-	3.40%	
Advances from Federal Home Loan Bank	-	-	-	-	-	1,370	1,370	1,582
Average interest rate	-	-	-	-	-	7.18%	7.18%	

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. The subsidiary banks are Tennessee state chartered banks, and are therefore subject to the supervision of and are regularly examined by the Tennessee Department of Financial Institutions (the "TDFI") and the Federal Deposit Insurance Corporation ("FDIC").

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

In November, 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") became law. Under the GLB Act, a "financial holding company" may engage in activities the Board determines to be financial in nature or incidental to such financial activity or complementary to a financial activity and not a substantial risk to the safety and soundness of such depository institutions or the financial system. Generally, such companies may engage in a wide range of securities activities and insurance underwriting and agency activities.

Under the Tennessee Bank Structure Act, a bank holding company which controls 30% or more of the total deposits (excluding certain deposits) in all federally insured financial institutions in Tennessee is prohibited from acquiring any bank in Tennessee. State banks and national banks in Tennessee may establish branches anywhere in the state.

Congress enacted the Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") which authorizes interstate acquisitions of banks and bank holding companies without geographic limitation beginning June 1, 1997. In addition, on that date, the IBBEA authorizes a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching between the date of enactment of the IBBEA and May 1, 1997. In response to IBBEA, Tennessee enacted interstate banking and branching laws that generally prohibit (i) out-of-state banks and bank holding companies from directly or indirectly acquiring control of, merging, or consolidating with any Tennessee bank that has been in operation for less than five years, and (ii) an out-of-state bank from acquiring a bank branch located in Tennessee or establishing a de novo branch in Tennessee unless the laws of the such bank's home state reciprocally permit Tennessee banks to acquire, or establish de novo, bank branches.

The Company and the subsidiary banks are subject to certain restrictions imposed by the Federal Reserve Act and the Federal Deposit Insurance Act, respectively, on any extensions of credit to the Company or the subsidiary banks, on investments in the stock or other securities of the Company or the subsidiary banks, and on taking such stock or other securities as collateral for loans of any borrower.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators have assigned each insured institution to one of five categories ("well capitalized," "adequately capitalized" or one of three under capitalized categories) based upon the three measures of capital adequacy discussed above. Institutions which have a Tier I leverage capital ratio of 5%, a Tier I risk based capital ratio of 5% and a total risk based capital ratio of 10% are defined as "well capitalized". All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any of its capital requirements for "adequately capitalized" status. The subsidiary banks currently meet the requirements for "well capitalized" status.

An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days (which must be guaranteed by the institution's holding company); (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The bank regulatory agencies have discretionary authority to reclassify a well capitalized institution as adequately capitalized or to impose on an adequately capitalized institution requirements or actions specified for undercapitalized institutions if the agency determines that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice.

A "significantly undercapitalized" institution may be subject to a number of additional requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

Under FDICIA, bank regulatory agencies have prescribed safety and soundness guidelines for all insured depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation.

The subsidiary banks are assessed quarterly at the rate of .00455% of insured deposits for deposit insurance.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Monetary Policy. The subsidiary banks are affected by commercial bank credit policies of regulatory authorities, including the Board. An important function of the Board is to regulate the national supply of bank credit in order to attempt to combat recessionary and curb inflationary pressures. Among the instruments of monetary policy used by the Board of implement these objectives are: open market operations in U.S. Government securities, changes in discount rates on member borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits, and may also affect interest rates charged on loans or paid on deposits. The monetary policies of the Board have had a significant effect on the operating results of commercial banks, including nonmembers (such as the Company's bank subsidiaries) as well as members, in the past and are expected to continue to do so in the future.

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is believed to be immaterial when reviewing the Company's results of operations.

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 17, 2002

WILSON BANK HOLDING COMPANY

Consolidated Balance Sheets

December 31, 2001 and 2000

	In Thousands 2001	In Thousands 2000
ASSETS		
Loans, net of allowance for possible loan losses of $5,489,000 and $4,525,000, respectively	$ 489,277	427,764
Securities:		
Held-to-maturity, at amortized cost (market value $16,387,000 and $17,052,000, respectively)	16,130	17,049
Available-for-sale, at market (amortized cost $82,242,000 and $75,113,000, respectively)	82,431	74,015
Total securities	98,561	91,064
Loans held for sale	4,369	1,295
Federal funds sold	31,506	34,665
Total earning assets	623,713	554,788
Cash and due from banks	20,154	23,201
Premises and equipment, net	15,139	15,499
Accrued interest receivable	4,648	4,934
Deferred income taxes	1,579	1,555
Other real estate	415	425
Other assets	2,156	1,816
Total assets	$ 667,804	602,218
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 602,576	543,583
Securities sold under repurchase agreements	8,551	9,710
Advances from Federal Home Loan Bank	1,370	1,857
Accrued interest and other liabilities	4,466	4,112
Minority interest	4,870	4,221
Total liabilities	621,833	563,483
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 5,000,000 shares, 2,054,089 and 2,005,958 shares issued and outstanding, respectively	4,108	4,012
Additional paid-in capital	11,847	10,162
Retained earnings	29,903	25,172
Net unrealized gains (losses) on available-for-sale securities, net of income tax expense of $69,000 and income tax benefit of $373,000, respectively	113	(611)
Total stockholders' equity	45,971	38,735
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 667,804	602,218

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Earnings

Three Years Ended December 31, 2001

	In Thousands (except per share data)		
	2001	2000	1999
Interest income:			
Interest and fees on loans	$ 40,262	35,743	28,937
Interest and dividends on securities:			
Taxable securities	5,136	4,727	4,371
Exempt from Federal income taxes	850	829	830
Interest on loans held for sale	182	94	128
Interest on Federal funds sold	1,453	1,033	927
Total interest income	47,883	42,426	35,193
Interest expense:			
Interest on negotiable order of withdrawal accounts	515	577	406
Interest on money market accounts and other savings accounts	4,610	4,724	3,967
Interest on certificates of deposit	20,000	16,960	12,674
Interest on securities sold under repurchase agreements	392	502	408
Interest on advances from Federal Home Loan Bank	112	89	-
Interest on Federal funds purchased	4	8	2
Total interest expense	25,633	22,860	17,457
Net interest income before provision for possible loan losses	22,250	19,566	17,736
Provision for possible loan losses	(1,976)	(1,417)	(1,103)
Net interest income after provision for possible loan losses	20,274	18,149	16,633
Non-interest income	7,732	5,752	4,350
Non-interest expense	(17,314)	(14,871)	(13,265)
Earnings before income taxes	10,692	9,030	7,718
Income taxes	4,041	3,397	2,816
Net earnings	$ 6,651	5,633	4,902
Basic earnings per common share	$ 3.26	2.83	2.52
Diluted earnings per common share	$ 3.26	2.83	2.52

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2001

	In Thousands		
	2001	2000	1999
Net earnings	$ 6,651	5,633	4,902
Other comprehensive earnings (loss), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $442,000 $615,000 and $1,109,000, respectively	724	1,005	(1,811)
Other comprehensive earnings (loss)	724	1,005	(1,811)
Comprehensive earnings	$ 7,375	6,638	3,091

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2001

	In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 1998	$ 2,877	8,530	17,663	195	29,265
Cash dividends declared, $.75 per share	-	-	(1,447)	-	(1,447)
Issuance of 32,363 shares of stock pursuant to dividend reinvestment plan	65	1,216	-	-	1,281
Sale of 2,000 shares of stock	4	56	-	-	60
Issuance of 490,019 shares of stock pursuant to a 4 for 3 stock split	980	(980)	-	-	-
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $1,109,000	-	-	-	(1,811)	(1,811)
Net earnings for the year	-	-	4,902	-	4,902
Balance December 31, 1999	3,926	8,822	21,118	(1,616)	32,250
Cash dividends declared, $.80 per share	-	-	(1,579)	-	(1,579)
Issuance of 42,795 shares of stock pursuant to dividend reinvestment plan	86	1,340	-	-	1,426
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $615,000	-	-	-	1,005	1,005
Net earnings for the year	-	-	5,633	-	5,633
Balance December 31, 2000	4,012	10,162	25,172	(611)	38,735
Cash dividends declared, $.95 per share	-	-	(1,920)	-	(1,920)
Issuance of 46,865 shares of stock pursuant to dividend reinvestment plan	94	1,649	-	-	1,743
Issuance of 1,266 shares of stock pursuant to exercise of stock options	2	36	-	-	38
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $442,000	-	-	-	724	724
Net earnings for the year	-	-	6,651	-	6,651
Balance December 31, 2001	$ 4,108	11,847	29,903	113	45,971

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands 2001	2000	1999
Cash flows from operating activities:			
Interest received	$ 48,046	41,290	34,597
Fees received	6,692	5,172	3,781
Proceeds from sales of loans	62,005	37,249	42,392
Origination of loans held for sale	(64,039)	(36,135)	(39,786)
Interest paid	(26,027)	(21,806)	(17,298)
Cash paid to suppliers and employees	(15,193)	(13,090)	(11,960)
Income taxes paid	(4,422)	(3,616)	(2,601)
Net cash provided by operating activities	7,062	9,064	9,125
Cash flows from investing activities:			
Purchase of available-for-sale securities	(96,899)	(9,664)	(31,619)
Proceeds from maturities of available-for-sale securities	89,893	4,578	14,606
Purchase of held-to-maturity securities	(1,475)	(2,293)	(861)
Proceeds from maturities of held-to-maturity securities	2,394	1,981	4,532
Loans made to customers, net of repayments	(64,379)	(75,068)	(63,706)
Purchase of bank premises and equipment	(870)	(516)	(2,699)
Proceeds from sales of fixed assets	-	26	1
Proceeds from sales of other real estate	875	459	404
Net cash used in investing activities	(70,461)	(80,497)	(79,342)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings, NOW and money market deposit accounts	44,361	33,509	21,808
Net increase in time deposits	14,632	62,282	36,879
Proceeds from (purchase of) sale of securities under agreements to repurchase	(1,159)	1,167	1,285
Advances from (repayments to) Federal Home Loan Bank, net	(487)	1,857	-
Dividends paid	(1,920)	(1,579)	(1,447)
Dividends paid to minority shareholders	(120)	(87)	-
Proceeds from sale of stock to minority shareholders	105	75	-
Proceeds from sale of common stock dividend reinvestment	1,743	1,426	1,341
Proceeds from sale of common stock pursuant to exercise of stock options	38	-	-
Net cash provided by financing activities	57,193	98,650	59,866
Net increase (decrease) in cash and cash equivalents	(6,206)	27,217	(10,351)
Cash and cash equivalents at beginning of year	57,866	30,649	41,000
Cash and cash equivalents at end of year	$ 51,660	57,866	30,649

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 6,651	5,633	4,902
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,230	1,255	1,265
Provision for possible loan losses	1,976	1,417	1,103
Provision for deferred taxes	(512)	(158)	(137)
Loss on sales of other real estate	27	21	2
Net loss (gain) on sales of fixed assets	-	(5)	9
FHLB dividend reinvestment	(123)	(96)	(75)
Decrease (increase) in loans held for sale	(3,074)	540	2,046
Decrease in refundable income taxes	-	26	321
Increase (decrease) in taxes payable	131	(87)	33
Decrease (increase) in accrued interest receivable	286	(1,040)	(521)
Increase (decrease) in interest payable	(394)	1,054	159
Increase in other assets	(342)	(136)	(266)
Increase in accrued expenses	619	180	13
Net gains of minority interests of commercial bank subsidiaries	587	460	271
Total adjustments	411	3,431	4,223
Net cash provided by operating activities	$ 7,062	9,064	9,125

Supplemental Schedule of Non-Cash Activities:

Unrealized gain (loss) in value of securities available-for-sale, net of taxes of $442,000 in 2001, $615,000 in 2000, and $1,109,000 in 1999	$ 724	1,005	(1,811)
Non-cash transfers from loans to other real estate	$ 890	551	403

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Wilson Bank Holding Company and Subsidiaries ("the Company") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank & Trust, Hometown Finance Company, a wholly-owned subsidiary of Wilson Bank & Trust, DeKalb Community Bank, a 50% owned subsidiary, and Community Bank of Smith County, a 50% owned subsidiary. The assets and liabilities of Hometown were distributed to Wilson Bank and Trust in December, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Nature of Operations*

Wilson Bank & Trust, DeKalb Community Bank and Community Bank of Smith County operate under state bank charters and provide full banking services. Wilson Bank & Trust also provides trust services. As state banks, the subsidiary banks are subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by the banks include Wilson County, DeKalb County, Smith County and Trousdale County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the three main offices and ten branch locations.

(c) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans*

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans, Continued*

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) *Allowance for Possible Loan Losses*

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Possible Loan Losses, Continued*

necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Debt and Equity Securities*

The Company applies the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.

(1) *Summary of Significant Accounting Policies, Continued*

(f) *Debt and Equity Securities, Continued*

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Premiums and discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) *Loans Held for Sale*

Mortgage loans held for sale are reported at the lower of cost or market value, determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(h) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(1) *Summary of Significant Accounting Policies, Continued*

(i) *Long-Lived Assets*

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has determined that no impairment loss need be recognized for its long-lived assets.

(j) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. The Company maintains deposits with other financial institutions in excess of the Federal insurance amounts. Management makes deposits only with financial institutions it considers to be financially sound.

(k) *Income Taxes*

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The 50% owned subsidiaries file a separate Federal income tax return but are included in the Company's consolidated state income tax return. Each subsidiary provides for income taxes on a separate-return basis.

(l) *Advertising Costs*

Advertising costs are expensed when incurred.

(1) *Summary of Significant Accounting Policies, Continued*

(m) *Stock Split*

The Company's Board of Directors voted a 4 for 3 stock split for stockholders of record as of September 30, 1999. Each stockholder received one (1) additional share for each three (3) shares owned with no allowance for fractional shares. Per share data included in these financial statements has been restated to give effect to the stock split.

(n) *Other Real Estate*

Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(o) *Reclassifications*

Certain reclassifications have been made to the 2000 and 1999 figures to conform to the presentation for 2001.

(p) *Off-Balance-Sheet Financial Instruments*

In the ordinary course of business the subsidiary banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(2) *Loans and Allowance for Possible Loan Losses*

The classification of loans at December 31, 2001 and 2000 is as follows:

	In Thousands 2001	In Thousands 2000
Commercial, financial and agricultural	$ 190,700	157,254
Installment	50,741	48,198
Real estate – construction	25,044	31,531
Real estate – mortgage	228,316	195,480
	494,801	432,463
Unearned interest	(35)	(174)
Allowance for possible loan losses	(5,489)	(4,525)
	$ 489,277	427,764

The principal maturities on loans at December 31, 2001 are as follows:

	Commercial, Financial and Agricultural	Installment	Real Estate - Construction	Real Estate-Mortgage	Total
3 months or less	$ 31,146	3,381	11,712	3,002	49,241
3 to 12 months	67,222	4,123	13,028	2,400	86,773
1 to 5 years	61,757	40,965	197	29,196	132,115
Over 5 Years	30,575	2,272	107	193,718	226,672
	$ 190,700	50,741	25,044	228,316	494,801

(All amounts In Thousands.)

At December 31, 2001, variable rate and fixed rate loans total $220,999,000 and $273,802,000, respectively. At December 31, 2000, variable rate loans were $180,732,000 and fixed rate loans totaled $251,731,000.

In the normal course of business, the Company's subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $12,471,000 and $13,472,000 at December 31, 2001 and 2000, respectively. As of December 31, 2001 none of these loans were restructured, nor were any related party loans charged-off during the past three years.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands December 31, 2001	In Thousands December 31, 2000
Balance, January 1	$ 13,472	9,433
New loans during the year	15,345	12,160
Repayments during the year	(16,346)	(8,121)
Balance, December 31	$ 12,471	13,472

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $208,000 in 2001, $278,000 in 2000 and $239,000 in 1999.

Loans which had been placed on non-accrual status totaled $169,000 and $100,000 at December 31, 2001 and 2000, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $12,000 in 2001 and $17,000 in 2000. In 1999, interest income that would have been earned had there been no non-accrual loans totaled approximately $8,000.

Transactions in the allowance for possible loan losses for the years ended December 31, 2001, 2000 and 1999 are summarized as follows:

	In Thousands 2001	In Thousands 2000	In Thousands 1999
Balance, beginning of year	$ 4,525	3,847	3,244
Provision charged to operating expense	1,976	1,417	1,103
Loans charged off	(1,251)	(873)	(589)
Recoveries on losses	239	134	89
Balance, end of year	$ 5,489	4,525	3,847

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

Impaired loans and related loan loss reserve amounts at December 31, 2001 and 2000 were as follows:

	In Thousands	
	December 31,	
	2001	2000
Recorded investment	$ 168	100
Loan loss reserve	$ 55	48

The average recorded investment in impaired loans for the years ended December 31, 2001 and 2000 was $111,000 and $52,000, respectively. There was no interest income recognized on these loans during 2001 or 2000.

In 2001, 2000 and 1999, the Company originated and sold loans in the secondary market of $64,039,000, $36,135,000, and $39,786,000, respectively. At December 31, 2001, the wholly-owned subsidiary Bank had not been required to repurchase any of the loans originated by the Bank and sold in the secondary market. The gain on sale of these loans totaled $1,040,000, $574,000, and $560,000 in 2001, 2000 and 1999, respectively.

Of the loans sold in the secondary market, the recourse to the wholly-owned subsidiary Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, the Bank has a recourse obligation for one year from the purchase date. At December 31, 2001, loans sold to the Federal Home Loan Mortgage Corporation with existing recourse totaled $159,000. All other loans sold in the secondary market provide the purchase recourse to the Bank for a period of 90 days from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2001, total loans sold with recourse to the Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $23,883,000. Management expects no loss to result from these recourse provisions.

(3) *Debt and Equity Securities*

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2001 consist of the following:

	Securities Held-To-Maturity			
	In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 13,273	292	27	13,538
Mortgage-backed securities	2,857	8	16	2,849
	$ 16,130	300	43	16,387

(3) *Debt and Equity Securities, Continued*

	Securities Available-For-Sale In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 79,561	451	300	79,712
Obligations of states and political subdivisions	2,258	40	7	2,291
Mortgage-backed securities	423	5	-	428
	$ 82,242	496	307	82,431

The Company's classification of securities at December 31, 2000 is as follows:

	Securities Held-To-Maturity In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 13,966	132	90	14,008
Mortgage-backed securities	3,083	13	52	3,044
	$ 17,049	145	142	17,052

	Securities Available-For-Sale In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 72,732	38	1,151	71,619
Obligations of states and political subdivisions	1,851	16	2	1,865
Mortgage-backed securities	530	5	4	531
	$ 75,113	59	1,157	74,015

(3) *Debt and Equity Securities, Continued*

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-To-Maturity	In Thousands Amortized Cost	In Thousands Estimated Market Value
Due in one year or less	$ 665	669
Due after one year through five years	4,063	4,187
Due after five years through ten years	4,341	4,426
Due after ten years	4,204	4,256
	13,273	13,538
Mortgage-backed securities	2,857	2,849
	$ 16,130	16,387

Securities Available-For-Sale	In Thousands Amortized Cost	In Thousands Estimated Market Value
Due in one year or less	$ 2,755	2,828
Due after one year through five years	43,455	43,482
Due after five years through ten years	32,108	32,190
Due after ten years	1,498	1,500
	79,816	80,000
Mortgage-backed securities	423	428
Federal Home Loan Bank stock	1,915	1,915
Bankers Bank stock	88	88
	$ 82,242	82,431

The Company periodically applies the stress test to its securities portfolio. To satisfy the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases. The Company had no securities that failed to meet the stress test.

Securities carried in the balance sheet of approximately $74,839,000 (approximate market value of $75,297,000) and $70,218,000 (approximate market value of $69,224,000), were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2001 and 2000, respectively.

(3) *Debt and Equity Securities, Continued*

Included in the securities above are $14,574,000 (approximate market value of $14,827,000) and $13,033,000 (approximate market value of $14,766,000) at December 31, 2001 and 2000, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $3,098,000 (approximate market value of $3,094,000) and $3,404,000 (approximate market value of $3,370,000) at December 31, 2001 and 2000, respectively.

Included in the securities portfolio is stock of the Federal Home Loan Bank and Bankers Bank amounting to $1,915,000 and $88,000 at December 31, 2001. Included in the securities portfolio is stock of the Federal Home Loan Bank and Bankers Bank amounting to $1,552,000 and $88,000 at December 31, 2000. The stock can be sold back at par and only to the Federal Home Loan Bank or to another member institution or to Bankers Bank, respectively.

(4) *Premises and Equipment*

The detail of premises and equipment at December 31, 2001 and 2000 is as follows:

	In Thousands	
	2001	2000
Land	$ 3,287	3,400
Buildings	11,718	11,232
Leasehold improvements	137	137
Furniture and equipment	8,183	7,687
Automobiles	122	122
	23,447	22,578
Less accumulated depreciation	(8,308)	(7,079)
	$ 15,139	15,499

Building additions during 2001 include payments of $464,000 to a construction company owned by a director of the Company.

(5) *Deposits*

Deposits at December 31, 2001 and 2000 are summarized as follows:

	In Thousands	
	2001	2000
Demand deposits	$ 61,068	53,176
Savings accounts	30,755	27,787
Negotiable order of withdrawal accounts	45,774	37,894
Money market demand accounts	132,115	106,495
Certificates of deposit $100,000 or greater	115,197	107,190
Other certificates of deposit	188,986	187,445
Individual retirement accounts $100,000 or greater	5,164	4,641
Other individual retirement accounts	23,517	18,955
	$ 602,576	543,583

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2001 are as follows:

	In Thousands		
Maturity	Single Deposits Under $100,000	Single Deposits Over $100,000	Total
3 months or less	$ 52,318	37,082	89,400
3 to 6 months	52,269	36,899	89,168
6 to 12 months	69,907	32,672	102,579
1 to 5 years	38,009	13,708	51,717
	$ 212,503	120,361	332,864

The subsidiary banks are required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2001 and 2000 were approximately $4,552,000 and $3,624,000, respectively.

(6) *Securities Sold Under Repurchase Agreements*

The maximum amounts of outstanding repurchase agreements at any month end during 2001 and 2000 was $14,201,000 and $11,804,000, respectively. The average daily balance outstanding during 2001, 2000 and 1999 was $11,540,000, $7,791,000 and $9,374,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) *Advances from Federal Home Loan Bank*

The advances from the Federal Home Loan Bank at December 31, 2001 and 2000 consist of the following:

	In Thousands	
	December 31,	
Interest Rate	2001	2000
6.90%	$ 323	436
7.25%	1,047	1,421
	$ 1,370	1,857

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2001:

Year Ending December 31,	*In Thousands* Amount
2010	$ 1,370

These advances are collateralized by approximately $1,863,000 of the Company's mortgage loan portfolio.

(8) *Non-Interest Income and Non-Interest Expense*

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2001	2000	1999
Non-interest income:			
Service charges on deposits	$ 3,863	3,088	2,105
Other fees	2,820	2,084	1,675
Gains on sales of loans	1,040	574	560
Gains on sales of fixed assets	-	5	1
Other income	9	1	9
	$ 7,732	5,752	4,350
Non-interest expense:			
Employee salaries and benefits	$ 8,553	7,461	6,466
Employee benefit plan	508	461	404
Occupancy expenses	991	925	917
Furniture and equipment expenses	1,154	1,166	1,115
Loss on sales of fixed assets	-	-	10
Loss on sales of other real estate	27	21	2
FDIC insurance	103	91	46
Directors' fees	601	567	560
Other operating expenses	4,790	3,719	3,474
Minority interest in net earnings of subsidiaries	587	460	271
	$ 17,314	14,871	13,265

(9) *Income Taxes*

The components of the net deferred tax asset are as follows:

	In Thousands	
	2001	2000
Deferred tax asset:		
Federal	$ 1,726	1,659
State	325	312
	2,051	1,971
Deferred tax liability:		
Federal	(398)	(350)
State	(74)	(66)
	(472)	(416)
	$ 1,579	1,555

(9) *Income Taxes, Continued*

The tax effects of each type of significant item that gave rise to deferred taxes are:

	In Thousands 2001	2000
Financial statement allowance for loan losses in excess of tax allowance	$ 1,854	1,495
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(185)	(248)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	196	51
Financial statement deduction for preopening expenses and organizational costs in excess of the amounts deducted for tax purposes	-	8
Financial statement income on FHLB stock dividends not recognized for tax purposes	(215)	(168)
Unrealized (gain) loss on securities available-for-sale	(71)	417
	$ 1,579	1,555

The components of income tax expense (benefit) are summarized as follows:

	In Thousands Federal	State	Total
2001			
Current	$ 3,808	745	4,553
Deferred	(431)	(81)	(512)
Total	$ 3,377	664	4,041
2000			
Current	$ 2,959	596	3,555
Deferred	(133)	(25)	(158)
Total	$ 2,826	571	3,397
1999			
Current	$ 2,448	505	2,953
Deferred	(115)	(22)	(137)
Total	$ 2,333	483	2,816

(9) *Income Taxes, Continued*

A reconciliation of actual income tax expense of $4,041,000, $3,397,000 and $2,816,000 for the years ended December 31, 2001, 2000 and 1999, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2001	2000	1999
Computed "expected" tax expense	$ 3,635	3,070	2,624
State income taxes, net of Federal income tax benefit	439	377	319
Tax exempt interest, net of interest expense exclusion	(225)	(226)	(239)
Tax expense related to minority interest income in subsidiaries	200	157	92
Other	(8)	19	20
	$ 4,041	3,397	2,816

There were no sales of securities in 1999, 2000 or 2001.

(10) *Commitments and Contingent Liabilities*

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

The subsidiary banks lease land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Years Ending December 31,	In Thousands
2002	$ 46
2003	34
2004	25
2005	11
	$ 116

Total rent expense amounted to $58,000, $58,000 and $74,000, respectively, during the years ended December 31, 2001, 2000 and 1999.

(11) *Financial Instruments with Off-Balance-Sheet Risk*

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2001	2000
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 80,030	56,478
Unfunded lines-of-credit	18,107	16,612
Letters of credit	6,079	8,019
Total	$ 104,216	81,109

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(12) *Concentration of Credit Risk*

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the subsidiary banks. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

(12) *Concentration of Credit Risk, Continued*

At December 31, 2001, the Company's cash and due from banks included commercial bank deposit accounts aggregating $215,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

In addition, Federal funds sold were deposited with six banks.

(13) *Employee Benefit Plan*

The Company has in effect a 401(k) plan which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2001, 2000 and 1999, the subsidiary banks contributed $527,000, $461,000 and $404,000, respectively, to this plan.

(14) *Dividend Reinvestment Plan*

Under the terms of the Company's dividend reinvestment plan holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 46,865 in 2001, 42,795 in 2000 and 32,363 in 1999 were sold to participants under the terms of the plan.

(15) *Regulatory Matters and Restrictions on Dividends*

The Company and its bank subsidiaries are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classification is also subject to qualitative judgments about components, risk weightings and other factors. Those qualitative judgments could also affect the subsidiary banks' capital statuses and the amount of dividends the subsidiaries may distribute.

The Company and its subsidiary banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2001, the Company and its bank subsidiaries are required to have minimum Tier I and total risk-based capital ratios of 4% and 8%, respectively. The Company's actual ratios at that date were 10.97% and 12.15%, respectively, compared to ratios of 10.48% and 11.57%, respectively, at December 31, 2000. The leverage ratio at December 31, 2001 was 7.42%, compared to 7.32% at December 31, 2000. The minimum requirement was 4%. At December 31, 2001, management believes that the Company and all of its subsidiaries meet all capital requirements to which they are subject.

(15) *Regulatory Matters and Restrictions on Dividends, Continued*

As of December 31, 2001, the most recent notification from the banking regulators categorized the Company and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(16) *Deferred Compensation Plan*

The Company's wholly-owned subsidiary bank provides its executive officers a deferred compensation plan, which also provides for death and disability benefits. The plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were six employees participating in the plan at December 31, 2001.

The plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65. This benefit can be reduced if the wholly-owned subsidiary bank's average return on assets falls below 1%. The plan also provides benefits in the event the executive should die or become disabled prior to reaching retirement. The wholly-owned subsidiary bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of the wholly-owned subsidiary bank and are payable to the Bank. At December 31, 2001 and 2000, the deferred compensation liability totaled $516,000 and $135,000, respectively, the cash surrender value of life insurance was $669,000 and $468,000, respectively, and the face amount of the insurance policies in force approximated $2,939,000 and $2,280,000 in 2001 and 2000, respectively. The deferred compensation plan is not qualified under Section 401 of the Internal Revenue Code.

(17) *Stock Option Plan*

In April, 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 100,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may issue additional shares under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

(17) Stock Option Plan, Continued

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation" sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to account for the plan under APB Opinion 25 and related Interpretations. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have not been affected as indicated in the proforma amounts below:

		In Thousands Except Per Share Amounts		
		2001	2000	1999
Net earnings	As Reported	$ 6,651	5,633	4,902
	Proforma	$ 6,628	5,610	4,902
Basic earnings per common share	As Reported	$ 3.26	2.83	2.52
	Proforma	$ 3.25	2.82	2.52
Diluted earnings per common share	As Reported	$ 3.26	2.83	2.52
	Proforma	$ 3.25	2.82	2.52

A summary of the stock option activity for 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	47,481	$ 30.64	48,311	$ 30.56	-	$ -
Granted	2,250	36.25	2,500	32.00	48,311	30.56
Exercised	(1,266)	30.56	-	-	-	-
Forfeited	(1,316)	30.56	(3,330)	(30.56)	-	-
Outstanding at end of year	47,149	$ 30.90	47,481	$ 30.64	48,311	$ 30.56
Options exercisable at year end	8,755		4,498		-	

(17) Stock Option Plan, Continued

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 30.56 - $ 36.25	47,149	$ 30.90	8.0 years	8,755	$ 30.60

(18) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" establishes uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	In Thousands (except share data)		
	2001	2000	1999
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 6,651	5,633	4,902
Denominator - Weighted average number of common shares outstanding	2,037,896	1,992,149	1,947,404
Basic earnings per common share	$ 3.26	2.83	2.52
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 6,651	5,633	4,902
Denominator:			
Weighted average number of common shares outstanding	2,037,896	1,992,149	1,947,404
Dilutive effect of stock options	1,539	380	-
	2,039,435	1,992,529	1,947,404
Diluted earnings per common share	$ 3.26	2.83	2.52

(19) *Wilson Bank Holding Company -*
Parent Company Financial Information

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Balance Sheets

December 31, 2001 and 2000

	In Thousands 2001	In Thousands 2000
ASSETS		
Cash	$ 26*	27*
Investment in wholly-owned commercial bank subsidiary	40,971*	34,378*
Investment in 50% owned commercial bank subsidiaries	4,870*	4,221*
Refundable income taxes	104	109
Total assets	$ 45,971	38,735
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 5,000,000 shares, 2,054,089 and 2,005,958 shares issued and outstanding, respectively	$ 4,108	4,012
Additional paid-in capital	11,847	10,162
Retained earnings	29,903	25,172
Unrealized gains (losses) on available-for-sale securities, net of income taxes of $69,000 and $373,000, respectively	113	(611)
Total stockholders' equity	45,971	38,735
Total liabilities and stockholders' equity	$ 45,971	38,735

*Eliminated in consolidation.

(19) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

Three Years Ended December 31, 2001

	In Thousands		
	2001	2000	1999
Expenses:			
Directors' fees	$ 272	272	267
Other	1	15	27
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries	(273)	(287)	(294)
Federal income tax benefits	104	109	112
	(169)	(178)	(182)
Equity in undistributed earnings of commercial bank subsidiaries	6,820*	5,811*	5,084*
Net earnings	6,651	5,633	4,902
Other comprehensive earnings (loss), net of tax:			
Unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $442,000, $615,000 and $1,109,000, respectively	724	1,005	(1,811)
Other comprehensive earnings (loss)	724	1,005	(1,811)
Comprehensive earnings	$ 7,375	6,638	3,091

*Eliminated in consolidation.

(19) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2001

	In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 1998	$ 2,877	8,530	17,663	195	29,265
Cash dividends declared, $.75 per share	-	-	(1,447)	-	(1,447)
Issuance of 32,363 shares of stock pursuant to dividend reinvestment plan	65	1,216	-	-	1,281
Issuance of 2,000 shares of stock	4	56	-	-	60
Issuance of 490,019 shares of stock pursuant to a 4 for 3 stock split	980	(980)	-	-	-
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $1,109,000	-	-	-	(1,811)	(1,811)
Net earnings for the year	-	-	4,902	-	4,902
Balance December 31, 1999	3,926	8,822	21,118	(1,616)	32,250
Cash dividends declared, $.80 per share	-	-	(1,579)	-	(1,579)
Issuance of 42,795 shares of stock pursuant to dividend reinvestment plan	86	1,340	-	-	1,426
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $615,000	-	-	-	1,005	1,005
Net earnings for the year	-	-	5,633	-	5,633
Balance December 31, 2000	4,012	10,162	25,172	(611)	38,735
Cash dividends declared, $.95 per share	-	-	(1,920)	-	(1,920)
Issuance of 46,865 shares of stock pursuant to dividend reinvestment plan	94	1,649	-	-	1,743
Issuance of 1,266 shares of stock pursuant to exercise of stock options	2	36	-	-	38
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $442,000	-	-	-	724	724
Net earnings for the year	-	-	6,651	-	6,651
Balance December 31, 2001	$ 4,108	11,847	29,903	113	45,971

(19) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (273)	(287)	(294)
Tax benefits received	109	112	81
Net cash used in operating activities	(164)	(175)	(213)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiaries	445	351	395
Dividends reinvested in commercial bank subsidiaries	(105)	(73)	-
Capital contribution to bank subsidiary	(38)	-	-
Net cash provided by investing activities	302	278	395
Cash flows from financing activities:			
Dividends paid	(1,920)	(1,579)	(1,447)
Proceeds from sale of stock	1,743	1,426	1,341
Proceeds from exercise of stock options	38	-	-
Net cash used in financing activities	(139)	(153)	(106)
Net increase (decrease) in cash and cash equivalents	(1)	(50)	76
Cash and cash equivalents at beginning of year	27	77	1
Cash and cash equivalents at end of year	$ 26	27	77

(19) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows, Continued

Three Years Ended December 31, 2001

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2001	2000	1999
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 6,651	5,633	4,902
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiaries	(6,820)	(5,811)	(5,084)
Decrease (increase) in refundable income taxes	5	3	(31)
Total adjustments	(6,815)	(5,808)	(5,115)
Net cash used in operating activities	$ (164)	(175)	(213)

(20) *Disclosures About Fair Value of Financial Instruments*

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

(20) *Disclosures About Fair Value of Financial Instruments, Continued*

Loans, Continued

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary banks' internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

(20) *Disclosures About Fair Value of Financial Instruments, Continued*

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2001 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	In Thousands			
	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 51,660	51,660	57,866	57,866
Securities	98,561	98,818	91,064	91,067
Loans, net of unearned interest	494,766		432,289	
Less: allowance for possible loan losses	5,489		4,525	
Loans, net of allowance	489,277	494,683	427,764	424,107
Loans held for sale	4,369	4,369	1,295	1,295
Financial liabilities:				
Deposits	602,576	607,308	543,583	545,545
Securities sold under repurchase agreements	8,551	8,551	9,710	9,710
Advances from Federal Home Loan Bank	1,370	1,582	1,857	1,895
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

(20) *Disclosures About Fair Value of Financial Instruments, Continued*

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a subsidiary Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Holding Company & Stock Information

Wilson Bank Holding Company Directors and Executive Officers

John R. Trice, Chairman; Randall Clemons, President & CEO; Charles Bell; Jack Bell; Mackey Bentley; Jimmy Comer; Jerry Franklin; John Freeman; Marshall Griffith; Harold Patton; James Anthony Patton; Elmer Richerson, Executive Vice President; Bob VanHooser.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at December 31, 2001 was 1,389. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2000 and 2001.

Stock Prices

2000	High	Low
First Quarter	$33.00	$32.00
Second Quarter	34.00	33.00
Third Quarter	34.75	34.00
Fourth Quarter	35.50	34.75
2001		
First Quarter	$36.25	$35.50
Second Quarter	37.00	36.25
Third Quarter	38.00	37.00
Fourth Quarter	38.75	38.00

On January 1, 2001 a $.45 per share cash dividend was declared and on July 1, 2001 a $.50 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2000 a $.40 per share cash dividend was declared and on July 1, 2000 a $.40 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, it's capital needs, overall financial condition, economic and regulatory consideration.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 9, 2002,
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or its subsidiaries, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission which is available without charge to shareholders, please contact Becky Taylor, Senior Vice-President and Cashier, Wilson Bank & Trust, P.O. Box 768, Lebanon, TN 37088-0768, Phone (615) 444-2265.

Returns/Earnings Charts


1.17%
1.18%
1.12%
1.14%
1.14%
1997
1998
1999
2000
2001

Return On Average Assets


$237,666
$292,686
$354,758
$427,764
$489,277
1997
1998
1999
2000
2001

Loans Net


$316,641
$389,105
$447,792
$543,583
$602,576
1997
1998
1999
2000
2001

Deposits


16.02%
16.72%
16.04%
16.39%
15.70%
1997
1998
1999
2000
2001

Return On Average Stockholders' Equity


$24,817
$29,265
$32,250
$38,735
$45,971
1997
1998
1999
2000
2001

Stockholders' Equity


$1.97
$2.37
$2.52
$2.83
$3.26
1997
1998
1999
2000
2001

Basic Earnings Per Share


Interest Income
Interest Expense
Net Interest Income
$12,466
$12,675
$25,141
$14,947
$16,003
$30,950
$17,736
$17,457
$35,193
$19,566
$22,860
$42,426
$22,250
$25,633
$47,883
1997
1998
1999
2000
2001

Net Interest Income

Year 2001 Service & Achievement Award Winners

These individuals were selected by their fellow employees for these awards

Whatever It Takes Award



Jenny Middleton, Carol Ross

Commitment To Quality Award



Sue Ann Bragg, Paula Evans

Commitment To Excellence Award



Amelia Vance, Katha Wrye

These individuals were selected by management for the following awards

2001 Salesperson of the Year



Jody Hill, Becky Williams

Community Service Award



Linda Smith, Glen Haynes

2001 Insurance Award



Carolyn Swain

Office of the Year



Castle Heights Avenue North

Racing Partners for the Future

When Wilson Bank & Trust was named the official bank of the brand new Nashville Superspeedway in the fall of 2000, we had no idea what an explosive partnership this would prove to be. We are proud to have been part of the *inaugural* season at the speedway.

WILSON
Bank & Trust
OFFICIAL BANK OF
NASHVILLE SUPERSPEEDWAY

From the opening green flag of the first Busch race in April to the checkered flag of the NASCAR All-Pro series race in November, this first season of racing in middle Tennessee has exceeded all expectations. Races for the year included The NASCAR Busch Series, Indy Racing Northern Light Series, NASCAR Craftsman Truck Series Federated Auto Parts 250 and the MBNA All American Thanksgiving Classic, NASCAR All-Pro Series.

Wilson Bank & Trust participated in all four race weekends. We were there from the call of "Gentlemen, start your engines" until long after the checkered flag had dropped.

We are looking forward to extending this relationship for many years to come.


WILSON
Bank & Trust
The Automotive Professionals


TICKETS/WILL CALL
WILSON
Bank & Trust
WILSON BANK & TRUST
WILSON
Bank & Trust

Empty the piggybank! It's school banking day!


TEST
WILSON

Our school banking program has continued to grow and prosper at shocking rates. Fifteen new school banks were opened in 2001 at area elementary schools, bringing our total number to eighteen, as of December 31, 2001. We are in virtually all elementary schools in Wilson County, and there are also school banks in Trousdale and Davidson counties. Over 1000 children are account holders. Two other schools, Mt. Juliet Christian Academy and Hermitage Elementary, opened their own school banks in February 2002.

The children who participate in school banking do so faithfully and actively. They are constantly saving their allowances, collecting money from Grandma and doing extra chores around the house to earn more to deposit. One student at Carroll- Oakland even brought the profit from the sale of his cow to deposit in his account. Parents and grandparents praise school banking and take an enthusiastic interest in the program.

The primary objective of this program is to teach children to save. These kids see the school bank as "their bank." We intend for it to stay that way.

Construction And Mortgage Lending

APPROVED

We Can Make it Happen NOW!

FROM APPLICATION TO CLOSE IN 7 DAYS

Property, Construction & Mortgage Financing Made Easy Thru

WILSON Bank & Trust

Great Reasons to Choose Wilson Bank & Trust

- Hassle Free Lending
- Experience & Knowledge
- *No Title Insurance on Construction Loans*
- Free Construction Checking Account
- Loan Closing Within 7 Days of Application
- Reduced Closing Costs on Permanent Mortgages
- Local Lenders Making Local Decisions





Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Tennessee Boulevard
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Castle Heights Avenue North
1130 Castle Heights Ave North
Lebanon, TN 37087
443-0492

Gladeville
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Hermitage
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Baddour
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

Super Banking Center
Wal-Mart Supercenter
Lebanon, TN 37087
443-6293

Watertown
Public Square
Watertown, TN 37184
237-3302

Mt. Juliet
1476 North Mt. Juliet Road
Mt.Juliet, TN 37122
754-0600

Trousdale Bank & Trust
127 McMurry Blvd.
Hartsville, TN 37074
374-4133
Office of Wilson Bank & Trust
Lebanon, Tennessee

www.wilsonbank.com

Member FDIC

Investments And Services To Meet Your Needs

To meet the financial objectives of our clients, the Investment Center at Wilson Bank and Trust offers a comprehensive range of investments and services through Raymond James Financial Services, Inc. including:

Stocks	**Asset Management**
Bonds	**Financial Plans**
Mutual Funds	**Retirement Plans**
Annuities	**Trust Services**

Our experienced financial advisors are available to help clients plan for retirement or fund their children's education. We can also develop retirement plans for business owners, or help individuals plan for the succession of their assets.

The Investment Center located at

WILSON
Bank & Trust

1476 North Mt. Juliet Road Mt. Juliet, TN 37122	623 West Main Street Lebanon, TN 37087	4736 Andrew Jackson Parkway Hermitage, TN 37076

RAYMOND JAMES
FINANCIAL SERVICES, INC.
Financial Institutional Division
Member NASD / SIPC



Seated left to right: Veronica Babcock, Financial Advisor; Karen Martin, Registered Representative; Beth Williams, Administrative Assistant. Standing left to right: Larry Squires, CFP; Jim Whatley, Financial Advisor; David Walden, Registered Representative

Securities are offered exclusively through Raymond James Financial Services, Inc., Member NASD/SPIC, an independent broker/dealer, and are not insured by FDIC or any other bank insurance, are not deposits or obligations of the bank, are not guaranteed by the bank, and are subject to risk, including the possible loss of principal.

Insurance

Growth Leads to New Face at WBT Office

In 1999, Wilson Bank & Trust began partnering with THW Insurance Services, LLC, to provide insurance services to the community. This partnership has proven beneficial to everyone involved - the bank, THW, our customers and the community. It completes our attempt to accommodate all of our customers needs under one roof.

Last year, THW expanded their product line to include homeowners and auto insurance. This product line extension has been flourishing in its first year. Also, 2001 saw a licensed THW agent stationed in our main office at all times. This, too, has been successful in its opening year.

We are excited about yet another great partnership and are looking eagerly into the future.

THW offers a variety of insurance products to meet our customer's total insurance needs, including:

Life Insurance	*Long-Term Care*	**Accident**
Cancer Insurance	**Medical Supplement**	**Auto**
Commercial Insurance	**Homeowners Insurance**	**Health**

WILSON Bank & Trust & THW Insurance Services Inc., LLC



From left to right:
Richard Whitener, Rick Thorne, Brownie Hall & Carl Ragland

Offices & Addresses



Trousdale
Hartsville
Community Bank
of Smith County
Carthage
Smith
Castle Heights Ave. N.
Baddour
Parkway
Wilson
TN. Blvd.
Davidson
Main
Hermitage
Mt. Juliet
Super Banking
Center
Gladeville
Alexandria
DeKalb
Watertown
DeKalb
Community Bank
Smithville

Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Baddour Office
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

Tennessee Boulevard Office
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Super Banking Center
Wal-Mart Supercenter
Lebanon, TN 37087
443-6293

Castle Heights Avenue North Office
1130 Castle Heights Ave North
Lebanon, TN 37087
443-0492

Watertown Office
Public Square
Watertown, TN 37184
237-3302

Gladeville Office
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Mt. Juliet Office
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

Hermitage Office
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Trousdale Bank & Trust
127 McMurry Blvd.
Hartsville, TN 37074
374-4133
Office of Wilson Bank & Trust
Lebanon, Tennessee

DeKalb Community Bank

Main Office
576 West Broad Street
Smithville, TN 37166
615-597-4663

Alexandria Office
306 Brush Creek Road
Alexandria, TN 37012
615-529-4663

Community Bank of Smith County

Main Office
1300 Main Street North
Carthage, TN 37030
615-735-3990

Internet Office
www.wilsonbank.com

Voted The Best Bank In Wilson County for 2001


WILSON
Bank & Trust
Member FDIC
NIAGARA LANDING


DUMP TRUCK
Coca-Cola
WILSON Bank & Trust
TROUSDALE Bank & Trust
All Your Family
CONSTRUCTION LOAN

Neighborhood Banking
Locally Owned
& Proud Of It!

LOCATIONS

Main Office
444-2265

Baddour Office
444-7560

Watertown Office
237-3302

Gladeville Office
443-6522

Tennessee Blvd. Office
443-6178

Mt. Juliet Office
754-0600

Superbanking Center
443-6293

Castle Heights Ave. North Office
443-0492

Hermitage Office
885-0040

Internet Branch
www.wilsonbank.com
443-6501

Telephone Banker
449-8353

Trousdale Bank & Trust
374-4133

EQUAL HOUSING LENDER

Member FDIC


CONSTRUCTION LOANS
FINANCING PROVIDED BY
NOBODY CAN KNOCK OUR RATES.
The Columbia Icefield
Trust
OFFICIAL BANK OF THE...
Trust
WBT WILSON BANK